UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

TABLE OF CONTENTS

Item 1: Form 6-K dated November 9, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	November 9, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	November 9, 2017

Tata Motors reported a growth of 10% in Consolidated Net Revenue for Q2FY18 at ₹ 70,156 crores and a growth of 195% in Consolidated PAT at ₹ 2,502 crores

Key Highlights:

•	Tata Motors Standalone business:

•	With the ‘Turnaround’ plan starting to deliver, Tata Motors registers strong topline growth in MHCV, ILCV, SCV and pick-ups, complemented by favorable product mix and accelerated cost reduction efforts

•	Passenger Vehicles continue to build positive momentum on the back of new product launches and customer centric initiatives

•	Jaguar Land Rover business:

•	Strong customer demand for Range Rover Velar and other new models led to higher sales and higher profitability

Mumbai, November 9, 2017: Tata Motors Ltd today declared Consolidated Financial Results for the Quarter and Half Year ended September 30, 2017 – as per Ind-AS

Consolidated Results—For the Quarter ended September 30, 2017

Tata Motors reported Consolidated Revenue (net of excise) of ₹70,156 crores in Q2FY18 as against ₹63,577 crores for the corresponding quarter last year, though lower by ₹ 2,393 crores due to translation impact from GBP to INR.

Consolidated Profit before tax for the quarter was ₹ 3,081 crores, against ₹ 999 crores for the corresponding quarter last year. Consolidated Profit after tax (post profit / loss in respect of joint ventures and associated companies) for the quarter was ₹ 2,502 crores against ₹ 848 crores for the corresponding quarter last year, though lower by ₹ 112 crores due to translation impact from GBP to INR.

Consolidated Results—For the Half Year ended September 30, 2017

Tata Motors reported Consolidated Revenue of ₹ 128,807 crores in H1FY18 against ₹ 128,692 crores for the corresponding period last year. The Consolidated Profit before tax (before exceptional item) was ₹3,198 crores against ₹3,071 crores for the corresponding period last year. Post the exceptional items, the Consolidated Profit before and after tax (post profit / loss in respect of associated companies) for H1FY18 was ₹6,818 crores and ₹5,702 crores, respectively, as against ₹3,551 crores and ₹3,109 crores, for the corresponding period last year.

Tata Motors Standalone Results*—For the Quarter and Half Year ended September 30, 2017

The sales (including exports) of commercial and passenger vehicles stood at 152,979 units in Q2FY18, a growth of 13.8%, as compared to Q2FY17, with an impressive growth across segments—28% in MHCV, 35% in ILCV, 38% in SCV and pick-ups. The passenger vehicles grew by 14.4% versus the corresponding quarter last year.

The revenues (net of excise) for Q2FY18 stood at ₹ 13,400 crores, as compared to ₹ 10,311 crores for the corresponding quarter last year, a growth of 30%. Operating profit (EBITDA) for Q2FY18 was ₹ 971 crores versus ₹ 336 crores for Q2FY17, a growth of 189%, with operating margin for Q2FY18 at 7.2%. Loss before and after tax for the quarter was at ₹ 266 crores and ₹ 295 crores, against loss before and after tax of ₹ 609 crores and ₹ 631 crores, respectively, for the corresponding quarter last year.

For the half year ended September 30, 2017, the revenue was ₹ 22,607 crores against ₹ 20,704 crores for the corresponding period last year, a growth of 9%. Loss before tax for H1FY18 was ₹ 733 crores against ₹ 571 crores for the corresponding period last year. Loss after tax for H1FY18 was ₹ 762 crores as against ₹ 605 crores for the corresponding period last year.

In order to accelerate the growth momentum and to bring the business back to profitability, Tata Motors took the transformation journey to the next level with business turnaround as an immediate priority. With Q1 performance below expectations, Tata Motors witnessed a month-on-month growth in sales and market share in Q2 outperforming the industry and reaching highest sales in Sep’17 in PV since November 2012 and in CV since June 2014.

The Commercial Vehicles business market share grew by 1.7% (Y-o-Y) and 3.9% (Q-o-Q) on the back of newly launched products, increased acceptance of SCR technology, improved stakeholders’ engagement and aggressive market activation, well complemented at back end by steep ramp-up of production. Positive market sentiments post the GST regime, government funding in infrastructure development and restrictions on overloading with a higher demand of high tonnage vehicles contributed to the growth story.

In Passenger Vehicles business, new products like Tiago, Tigor and Hexa continue to drive sales momentum. Tata Nexon, the newly launched compact SUV has received overwhelming response from the market and added to the positive excitement.

Mr. Guenter Butschek, MD & CEO Tata Motors, said, “After a challenging first quarter, Tata Motors has demonstrated impressive results with month-on-month growth in sales and market share, enabled by a slew of new product launches and customer centric initiatives. With our turnaround plan in full action, we are seeing encouraging results and we will continue to drive sustainable profitable growth to meet our future aspirations.”

Jaguar Land Rover Automotive PLC—(figures as per IFRS)

•	Second-quarter retail sales rise 5% to 149,690 units year-on-year

•	Strong customer demand for Range Rover Velar and other new models

•	Revenues rise 11.5% to £6.3 billion,

•	Pre-tax profits increase 38% to £385 million

Higher sales and profits reflect the continued ramp-up of new models such as the Range Rover Velar, Land Rover Discovery, Jaguar XF Sportbrake, Jaguar F-PACE and, in China, the Jaguar XFL. Retail sales grew 5.1% to 149,690, with increases in China (27.4%) and the US (5.1%) offsetting lower sales in the UK and Europe. The EBITDA margin was 11.8% and EBIT margin was 5.2% in the quarter.

Dr Ralf Speth, Jaguar Land Rover Chief Executive Officer, said: “We have delivered solid growth in quarterly profit and revenues amid rising demand for our award-winning products. Although we are facing headwinds and uncertainty in some markets, Jaguar Land Rover is well positioned to deliver further global expansion.”

As part of the company’s ongoing product offensive, manufacturing expansion and new technology programme, Jaguar Land Rover’s investment spending was more than £1 billion in the second quarter. Investment spending for the full year is expected to exceed £4 billion.

Dr Ralf Speth concluded: “Our expanding product portfolio continues to excite and surprise; coming this next quarter customers have the all-new Jaguar E-PACE and new plug-in hybrid Range Rover and Range Rover Sport to look forward to as well as a key new model from our China joint venture. Looking ahead to the rest of the year, we will continue to focus on our strategic objective of achieving profitable, sustainable growth and will continue to adapt and innovate in the current challenging market conditions.”

For the half year ended September 30, 2017:

•	Retail sales were 287,153 units

•	Revenues were £11.9 billion

•	Pre- tax profit was £980 million (including one time of £437 million relating to changes made to pension plans in Q1 FY 18)

Tata Daewoo Commercial Vehicles Co. Ltd - (figures as per Korean GAAP)

•	In Q2FY18, Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 230.8 billion (approx. ₹1,315 crores), a decline of 3% versus the corresponding quarter last year and recorded a net profit of KRW 13.2 billion (approx. ₹75 crores), a 75% jump versus Q2 FY17.

•	For H1FY18, net revenues were KRW 484.0 billion (approx. ₹2,759 crores), a decline of 4% versus the corresponding period last year and net profit was KRW 30.8 billion (approx. ₹176 crores), a 49% jump versus H1FY17

The Financial Results for the quarter ended September 30, 2017, are enclosed.

Notes:

*	Tata Motors Standalone includes Joint Operations

For further information, please contact

Suresh Rangarajan

Head-Corporate Communications

Tata Motors Limited

Phone: 00 91 22 6665 7289

www.tatamotors.com

News Release – 2	November 9, 2017

Auditors Report (Consolidated)

B S R & Co. LLP Chartered Accountants 5th Floor, Lodha Excelus, Telephone +91 (22) 4345 5300 Apollo Mills Compound Fax +91 (22) 4345 5399 N. M. Joshi Marg, Mahalaxmi Mumbai—400 011 India Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 To the Board of Directors of Tata Motors Limited We have reviewed the accompanying statement of unaudited consolidated financial results (“the Statement’) of Tata Motors Limited (“the Holding Company”), its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group’ ), its associates, its joint operations and its jointly controlled entities listed in Annexiire 1 for the period ended 30 September 2017 attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement is the responsibility of the Holding Company’s management and has been approved by the Board of Directors in their meeting held on 9 November 2017. Our responsibility is to issue a report on the Statement based on pur review. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion, We did not review the interim financial results of fifty-two step down subsidiaries and one joint operation included in the unaudited consolidated financial results, whose interim financial results reflect total assets of Rs. 224,553.77 crores as at 30 September 2017, total revenues of Rs. 57,490.37 crores and Rs. 106,553.19 crores for the quarter and six mouths ended 30 September 2017 respectively, total profit after tax. of Rs. 2,832.38 crores and Rs. 6,800.28 crores for the quarter and six months ended 30 September 2017 respectively and total comprehensive income of Rs. 7,656.88 crores and Rs. 18,758.19 crores fbrthe quarter and six months ended 30 September 2017 respectively and the Group’s share of net profit of Rs 493.33 crores and Rs 1,130.85 crores for the quarter and six months ended 30 September 2017 in respect of three associates and one joint controlled entity as considered in the unaudited consolidated financial results. These financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the reports of the other auditors. B S R & Co (a partnership firm with Registered Office: Registrattofl No. BAS1223) converted into 5th Floor, Lodha Excelus BSR &Cb. LLP (a Ljinitsd Liability, Partnership ApoSto Mil’s Compound with LLP Registration No. AAB-8131} M Joshi Marg, Mahalaxmi with effect from October 14, 2013 Mumbai—400 011. India

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued) Tata Motors Limited Of the fifty-two step down subsidiaries listed above, the interim financial results and financial information of two step down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted these interim financial results from accounting principles generally accepted jn their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Holding Company’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by Holding Company^ management and reviewed by us. The unaudited consolidated financial results include the financial results of seven subsidiaries and five step down subsidiaries which have not been reviewed by their auditors and are based solely on the management certified accounts, whose interim financial results reflect total assets of Rs. 201,28.30 crores as at 30 September 2017, total revenues of Rs. 394.34 crores and Rs. 802.07 crores for the quarter and six months ended 30 September 2017 respectively, total profit/(loss) after tax of Rs. (385.78) crores and Rs. 657.18 crores for the quarter and six months ended 30 September 2017 respectively, and total comprehensive income of Rs. (362.04) crores and Rs. 750.37 crores for the quarter and six months ended 30 September 2017 respectively and the Group’s share of net profit of Rs 24.56 crores and Rs 94.84 crores for the quarter and six months ended 30 September 2017 in respect of three associates arid two jointly controlled entities which have not been reviewed by their auditors and are based solely on the management certified accounts. Our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step down subsidiaries, associates and jointly controlled entities are based solely on such unaudited financial information. In our opinion and according to the information and explanations given to us by the management, these financial results are not material to the Group. Our conclusion on consolidated quarterly financial results, is not modified in respect of the above matters relating to our reliance on the reports of other auditors and financial information certified by the management. Based on our review conducted as stated above and based on the consideration of reports of the other auditors and management certified accounts referred to above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited consolidated financial results prepared in accordance with applicable accounting standards i.e. Indian Accounting Standards (‘Ind AS’) prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI Circular dated 5 July 2016 including the manner in which it is to be disclosed, or that, it contains any material misstatement.

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued) Tata Motors Limited Other matters The consolidated financial results for the quarter ended 30 June 2017 were reviewed by predecessor auditor and whose review report dated 9 August 2017, which expressed an unmodified conclusion, has been furnished to us and relied upon by us for the purpose of review of the consolidated financial results for the six months period ended 30 September 2017. The consolidated financial results for the quarter and six months period ended 30 September 2016 and the year ended 31 March 2017 were reviewed/ audited by predecessor auditor who expressed an unmodified conclusion/ opinion vide their review report/ audit report dated 14 November 2016 and 23 May 2017 respectively. Our conclusion is not modified in respect of this matter. For BSR& Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 Yezdi Nagporewalla Mumbai Partner 9 November 2017 Membership No: 049265

Tala Motors Limited Annexure 1: List of entities consolidated as at 30 September 2017 Sr. no List of subsidiaries, associates, joint operations and joint controlled entities (A) TATA MOTORS—DIRECT SUBSIDIARIES I Concorde Motors (India) Limited 2 TAL Manufacturing Solutions Limited 3 Tata Motors European Technical Centre PLC 4 Tata Motors Insurance Broking and Advisory Services Limited 5 TMF Holdings Limited (Name changed from Tata Motors Finance Limited w.e.f. June 17, 2017) 6 TML Holdings Pte. Limited 7 TML Distribution Company Limited 8 Tata Hispano Motors Carrocera S.A. 9 Tata Hispano Motors Carrocerries Maghreb SA 10 TML Drivelines Limited 11 Trilix S.r.l. 12 Tata Precision Industries Pte. Limited 13 Tata Technologies Limited 14 Tata Marcopolo Motors Limited (B) TATA MOTORS—INDIRECT SUBSIDIARIES (i) Subsidiaries of TML Holdings Pte. Ltd, 15 Tata Daewoo Commercial Vehicle Company Limited 16 Tata Daewoo Commercial Vehicle Sales &nd Distribution Company Limited 17 Tata Motors (Thailand) Limited 18 Tata Motors (SA) (Proprietary) Limited 19 PT Tata Motors Indonesia 20 PT Tata Motors Distribusi Indonesia 21 TIVTNL Motor Services Nigeria Limited 22 Jaguar Land Rover Automotive pic (ii) Subsidiaries of Jaguar Land Rover Au tomotive pic 23 Jaguar Land Royer Holdings Limited (iii) Subsidiaries Of Jaguar Land Rover Holdings Limited 24 Jaguar Land Rover Limited 25 Jaguar Land Rover Austria GmbH 26 Jaguar Land Rover Japan Limited 27 JLR Nominee Company Limited (dormant) 28 Jaguar Land Rover Deutschland GmbH 29 Jaguar Land Rover North America LLC 30 Jaguar Land Rover Nederland BV

B S R & Co. LLP

Tata Motors Limited

Annexure I ***(Continued)***

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
	(B) TATA MOTORS - INDIRECT SUBSIDIARIES ***(Contd.)***
31	Jaguar Land Rover Portugal - Veiculos e Peças, Lda.
32	Jaguar Land Rover Australia Pty Limited
33	Jaguar Land Rover Italia Spa
34	Jaguar Land Rover Korea Company Limited
35	Jaguar Land Rover (China) Investment Co. Limited
36	Jaguar Land Rover Canada ULC
37	Jaguar Land Rover France, SAS
38	Jaguar Land Rover (South Africa) (Pty) Limited
39	Jaguar e Land Rover Brasil Indústria e Comércio de Veiculos LTDA
40	Limited Liability Company "Jaguar Land Rover" (Russia)
41	Jaguar Land Rover (South Africa) Holdings Limited
42	Jaguar Land Rover India Limited
43	Jaguar Land Rover Espana SL
44	Jaguar Land Rover Belux NV
45	Jaguar Cars South Africa (Pty) Limited
46	The Jaguar Collection Limited
47	Jaguar Cars Limited
48	Land Rover Exports Limited
49	Land Rover Ireland Limited
50	The Daimler Motor Company Limited
51	Daimler Transport Vehicles Limited
52	S.S. Cars Limited
53	The Lanchester Motor Company Limited
54	Shanghai Jaguar Land Rover Automotive Services Company Limited
55	Jaguar Land Rover Pension Trustees Limited
56	Jaguar Land Rover Slovakia s.r.o
57	Jaguar Land Rover Singapore Pte. Ltd.
58	Jaguar Racing Limited
59	InMotion Ventures Limited
60	InMotion Ventures 1 Limited
61	InMotion Ventures 2 Limited
62	InMotion Ventures 3 Limited
63	Jaguar Land Rover Colombia S.A.S
64	Jaguar Land Rover Ireland (Services) Limited
65	Spark44 (JV) Limited
	(iv) Subsidiaries of Spark44 (JV) Limited
66	Spark44 Pty. Ltd. (Sydney)
67	Spark44 GMBH (Frankfurt)
68	Spark44 LLC (LA & NYC)
69	Spark44 Limited (Shanghai)
70	Spark44 Middle East DMCC (Dubai)
71	Spark44 Demand Creation Partners Limited (Mumbai)
72	Spark44 Limited (London & Birmingham)

Annexure I (Continued) Sr. no List of subsidiaries, associates, joint operations and joint controlled entities (B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.) 73 Spark 44 Pte Ltd (Singapore) 74 Spark44 Communication SL (Madrid) 75 Spark44 SRI. (Rome) 76 Spark44 Limited (Seoul) 77 Spark44 KK (Tokyo) 78 Spark44 Canada Inc (Toronto) 79 Spark44 South Africa (Pty) Limited (v) Subsidiaries of Tatai Technologies Ltd. SO Tata Technologies Pte. Limited 81 Tata Technologies (Thailand) Limited 82 Tata Technologies Inc. 83 Tata Manufacturing Technologies (Shanghai) Limited 84 INCAT International Pic, 85 IN CAT GmbH 86 Tata Technologies Europe Limited 87 Eseenda Engineering AB 88 Tata Technologies de Mexico, S.A. de C.V. 89 Cambric GmbH 90 Cambric UK Limited 91 Midwest Managed Services Inc. 92 Cambric Limited 93 Tata Technologies SRL Romania (Vi) Subsidiaries of T.MF Holdings Ltd. (Formerly Tata Motors Finance Limited) 94 Tata Motors Finance Solutions Limited 95 Tata Motors Finance Limited (Name changed from Sheba Properties Limited vv.e.f. June 30, 2017) (C) TATA MOTORS — ASSOCIATES 96 Jaguar Cars Finance Limited 97 Synaptiv Limited 98 Cloud Car Inc 99 Automobile Corporation of Goa Limited 100 Nita Company Limited 101 Tata Hitachi Construction Machinery Company Private Limited 102 Tata Precision Industries (India) Limited 103 Tata AutoComp Systems Limited (D) TATA MOTORS—JOINT OPERATIONS 104 Tata Cummins Private Limited 105 Fiat India Automobiles Private Limited (E) TATA MOTORS—JOINT VENTURES (including their subsidiaries) 106 Cfiery Jaguar Land Rover Automotive Company Limited 107 JT Special Vehicles Private Limited 108 Tata HAL Technologies Limited

News Release – 3	November 9, 2017

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2017

			Quarter ended			Six months ended		Year ended
			September 30,	June 30,	September 30,	September 30,		March 31,
			2017		2016	2017	2016	2017
Particulars			Unaudited					Audited
	Income
I	(a)	Income from operations (refer note 2)	70,155.96	59,818.22	64,636.84	129,974.18	130,802.73	274,492.12
II	(b)	Other income	188.80	154.11	179.38	342.91	352.97	754.54
III	Total Income (I + II)		70,344.76	59,972.33	64,816.22	130,317.09	131,155.70	275,246.66
IV	Expenses
	(a)	Cost of materials consumed
		(i) Cost of materials consumed	40,569.02	36,547.43	36,969.79	77,116.45	79,642.62	160,147.12
		(ii) Basis adjustment on hedge accounted derivatives	(420.75)	(299.79)	(267.48)	(720.54)	(160.43)	(777.57)
	(b)	Purchase of products for sale	3,670.49	3,356.22	2,921.11	7,026.71	6,181.97	13,924.53
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale	1,068.01	(3,028.11)	(347.58)	(1,960.10)	(7,297.48)	(7,399.92)
	(d)	Excise duty (refer note 2)	(534.69)	1,324.85	1,099.27	790.16	2,260.42	4,799.61
	(e)	Employee benefits expense	7,256.33	7,115.22	6,793.85	14,371.55	14,260.90	28,332.89
	(f)	Finance costs	1,147.34	1,108.85	1,024.85	2,256.19	2,203.33	4,238.01
	(g)	Foreign exchange (gain)/loss (net)	(71.47)	(631.26)	1,120.08	(702.73)	2,530.98	3,910.10
	(h)	Depreciation and amortisation expense	4,969.88	4,524.56	4,453.98	9,494.44	9,004.80	17,904.99
	(i)	Product development/Engineering expenses	765.03	812.44	741.96	1,577.47	1,613.10	3,413.57
	(j)	Other expenses	13,216.17	12,974.22	13,609.36	26,190.39	26,342.45	55,430.06
	(k)	Amount capitalised	(4,371.97)	(3,949.09)	(4,313.25)	(8,321.06)	(8,498.11)	(16,876.96)
	Total expenses (IV)		67,263.39	59,855.54	63,805.94	127,118.93	128,084.55	267,046.43
V	Profit before exceptional items and tax (III - IV)		3,081.37	116.79	1,010.28	3,198.16	3,071.15	8,200.23
VI	Exceptional Items
	(a)	Defined benefit pension plan amendment past service credit	—	(3,609.01)	—	(3,609.01)	—	—
	(b)	Employee separation cost	—	—	(0.34)	—	(0.34)	67.61
	(c)	Others	—	(11.19)	11.33	(11.19)	(479.21)	(1,182.17)
VII	Profit before tax (V - VI)		3,081.37	3,736.99	999.29	6,818.36	3,550.70	9,314.79
VIII	Tax expense (net)
	(a)	Current tax	1,242.88	736.58	600.11	1,979.46	1,244.76	3,137.66
	(b)	Deferred tax	(153.10)	470.86	(175.48)	317.76	(100.10)	113.57
	Total tax expense (net)		1,089.78	1,207.44	424.63	2,297.22	1,144.66	3,251.23
IX	Profit for the period/year from continuing operations (VII - VIII)		1,991.59	2,529.55	574.66	4,521.14	2,406.04	6,063.56
X	Share of profit of joint ventures and associates (net)		510.08	670.38	273.50	1,180.46	702.52	1,493.00
XI	Profit for the period (IX + X)		2,501.67	3,199.93	848.16	5,701.60	3,108.56	7,556.56
	Attributable to:
	(a)	Shareholders of the Company	2,482.78	3,182.26	828.36	5,665.04	3,064.74	7,454.36
	(b)	Non-controlling interests	18.89	17.67	19.80	36.56	43.82	102.20
XII	Other comprehensive income/(loss)
	(A)	(i) Items that will not be reclassified to profit or loss	945.96	269.49	(8,570.25)	1,215.45	(8,815.98)	(5,719.91)
		(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss	(157.23)	(73.03)	1,407.76	(230.26)	1,430.03	867.35
	(B)	(i) Items that will be reclassified to profit or loss	7,555.13	9,758.49	(4,944.14)	17,313.62	(22,623.70)	(25,548.94)
		(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss	(853.13)	(1,470.46)	481.48	(2,323.59)	3,346.34	2,906.93
	Total other comprehensive income/(loss)		7,490.73	8,484.49	(11,625.15)	15,975.22	(26,663.31)	(27,494.57)

									(₹ in crores)
			Quarter ended				Six months ended		Year ended
			September 30,		June 30,	September 30,	September 30,		March 31,
			2017			2016	2017	2016	2017
Particulars			Unaudited						Audited
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)			9,992.40	11,684.42	(10,776.99)	21,676.82	(23,554.75)	(19,938.01)
	Attributable to:
	(a)	Shareholders of the Company		9,956.42	11,666.70	(10,783.12)	21,623.12	(23,582.15)	(20,005.94)
	(b)	Non-controlling interests		35.98	17.72	6.13	53.70	27.40	67.93
XIV	Paid-up equity share capital (face value of ₹2 each)			679.22	679.22	679.18	679.22	679.18	679.22
XV	Reserves excluding revaluation reserves								57,359.80
XVI	Earnings per share (EPS)
	A.	Ordinary shares (face value of ₹2 each)
	(a)	Basic EPS	₹	7.30	9.36	2.42	16.67	9.01	21.94
	(b)	Diluted EPS	₹	7.29	9.35	2.42	16.66	9.01	21.93
	B.	‘A’ Ordinary shares (face value of ₹2 each)
	(a)	Basic EPS	₹	7.40	9.46	2.52	16.77	9.11	22.04
	(b)	Diluted EPS	₹	7.39	9.45	2.52	16.76	9.11	22.03
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

The automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

							(₹ in crores)
		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
		2017		2016	2017	2016	2017
	Particulars	Unaudited					Audited
A.	Segment Revenue :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	14,998.13	12,386.15	13,145.09	27,384.28	26,530.54	56,448.78
	- Jaguar and Land Rover	54,748.16	47,044.48	51,055.50	101,792.64	103,450.65	216,388.82
	Less: Intra segment eliminations	(23.13)	(40.88)	(19.17)	(64.01)	(38.89)	(145.19)

	-Total	69,723.16	59,389.75	64,181.42	129,112.91	129,942.30	272,692.41
II.	Others	762.14	728.63	792.11	1,490.77	1,540.64	3,184.06

	Total Segment Revenue	70,485.30	60,118.38	64,973.53	130,603.68	131,482.94	275,876.47
	Less: Inter segment revenue	(329.34)	(300.16)	(336.69)	(629.50)	(680.21)	(1,384.35)

	Net income from Operations	70,155.96	59,818.22	64,636.84	129,974.18	130,802.73	274,492.12

B.	Segment results before other income, finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	526.52	(362.66)	(91.85)	163.86	473.51	207.05
	- Jaguar and Land Rover	3,379.26	770.85	3,006.86	4,150.11	6,865.56	15,117.07
	Less: Intra segment eliminations	—	—	—	—	—	—

	-Total	3,905.78	408.19	2,915.01	4,313.97	7,339.07	15,324.12
II.	Others	88.05	65.97	102.94	154.02	195.30	471.90

	Total Segment results	3,993.83	474.16	3,017.95	4,467.99	7,534.37	15,796.02
	Less: Inter segment eliminations	(25.39)	(33.89)	(42.12)	(59.28)	(81.88)	(202.22)

	Net Segment results	3,968.44	440.27	2,975.83	4,408.71	7,452.49	15,593.80
	Add/(Less) : Other income	188.80	154.11	179.38	342.91	352.97	754.54
	Add/(Less) : Finance costs	(1,147.34)	(1,108.85)	(1,024.85)	(2,256.19)	(2,203.33)	(4,238.01)
	Add/(Less) : Foreign exchange gain/(loss) (net)	71.47	631.26	(1,120.08)	702.73	(2,530.98)	(3,910.10)
	Add/(Less) : Exceptional items	—	3,620.20	(10.99)	3,620.20	479.55	1,114.56

	Total Profit before tax	3,081.37	3,736.99	999.29	6,818.36	3,550.70	9,314.79

		As at June 30,	As at September 30,	As at September 30,	(₹ in crores) As at March 31,
		2017	2017	2016	2017
		Unaudited	Unaudited	Unaudited	Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	66,121.69	69,022.30	65,010.75	64,890.05
	- Jaguar and Land Rover	162,998.23	175,717.66	152,145.22	154,654.50
	Less: Intra segment eliminations	—	—	—	—

	-Total	229,119.92	244,739.96	217,155.97	219,544.55
II.	(a) Others	475.44	476.18	2,003.46	2,205.13
	(b) Assets classified as held for sale	1,975.15	2,178.90	—	—

	Total Segment Assets	231,570.51	247,395.04	219,159.43	221,749.68
	Less: Inter segment eliminations	(958.36)	(1,147.98)	(918.74)	(1,023.72)

	Net Segment Assets	230,612.15	246,247.06	218,240.69	220,725.96
	Investment in equity accounted investees
	- Tata and other brands vehicles and financing thereof	384.78	380.03	307.75	377.31
	- Jaguar and Land Rover	4,672.00	4,609.74	3,238.70	3,835.72
	- Others	414.90	422.79	318.45	392.98
	Add : Unallocable assets	40,327.55	39,708.66	40,796.62	48,422.39

	Total Assets	276,411.38	291,368.28	262,902.21	273,754.36

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	16,576.83	18,403.07	13,835.99	17,548.81
	- Jaguar and Land Rover	85,448.19	91,034.68	88,318.54	89,478.99
	Less: Intra segment eliminations	—	—	—	—

	-Total	102,025.02	109,437.75	102,154.53	107,027.80
II.	(a) Others	319.18	359.81	591.92	747.75
	(b) Liabilities classified as held for sale	720.41	681.28	—	—

	Total Segment Liabilities	103,064.61	110,478.84	102,746.45	107,775.55
	Less: Inter segment eliminations	(219.12)	(273.29)	(218.22)	(250.44)

	Net Segment Liabilities	102,845.49	110,205.55	102,528.23	107,525.11
	Add : Unallocable liabilities	103,669.42	101,513.16	105,249.07	107,714.19

	Total Liabilities	206,514.91	211,718.71	207,777.30	215,239.30

Statement of Consolidated Assets and Liabilities

					(₹ in crores)
				As at September 30,	As at March 31,
				2017
				Unaudited	Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	69,016.73	59,594.56
		(b)	Capital work-in-progress	11,626.68	10,186.83
		(c)	Goodwill	116.65	673.32
		(d)	Other intangible assets	41,706.73	35,676.20
		(e)	Intangible assets under development	24,481.99	23,512.01
		(f)	Investment in equity accounted investees	5,412.56	4,606.01
		(g)	Financial assets:
			(i) Other investments	974.55	690.76
			(ii) Finance receivables	11,734.54	10,753.13
			(iii) Loans and advances	802.83	753.66
			(iv) Other financial assets	3,615.08	2,911.12
		(h)	Deferred tax assets (net)	3,953.02	4,457.34
		(i)	Non-current tax assets (net)	1,015.51	972.31
		(j)	Other non-current assets	3,106.93	2,847.36

				177,563.80	157,634.61

	(2)	Current assets
		(a)	Inventories	40,583.75	35,085.31
		(b)	Financial assets:
			(i) Other investments	7,106.13	15,041.15
			(ii) Trade receivables	13,689.35	14,075.55
			(iii) Cash and cash equivalents	12,955.22	13,986.76
			(iv) Bank balances other than (iii) above	20,121.04	22,091.12
			(v) Finance receivables	6,912.02	6,810.12
			(vi) Loans and advances	713.99	710.45
			(vii) Other financial assets	2,809.51	1,555.94
		(c)	Current tax assets (net)	100.66	223.36
		(d)	Assets classified as held-for-sale	1,844.16	—
		(e)	Other current assets	6,968.65	6,539.99

				113,804.48	116,119.75

			TOTAL ASSETS	291,368.28	273,754.36

II.	EQUITY AND LIABILITIES
	(1)	Equity
		(a)	Equity Share capital	679.22	679.22
		(b)	Other Equity	78,395.43	57,382.67

			Equity attributable to owners of Tata Motors Ltd	79,074.65	58,061.89
			Non-controlling interests	569.62	453.17

				79,644.27	58,515.06

		Liabilities
	(2)	Non-current liabilities
		(a)	Financial liabilities:
			(i) Borrowings	62,702.19	60,629.18
			(ii) Other financial liabilities	4,846.74	11,409.58
		(b)	Provisions	9,189.95	9,004.46
		(c)	Deferred tax liabilities (net)	3,406.57	1,174.00
		(d)	Other non-current liabilities	15,695.91	17,392.56

				95,841.36	99,609.78

	(3)	Current liabilities
		(a)	Financial liabilities:
			(i) Borrowings	13,724.61	13,859.94
			(ii) Trade payables	58,260.99	57,698.33
			(iii) Acceptances	4,890.17	4,834.24
			(iv) Other financial liabilities	24,257.28	25,634.83
		(b)	Provisions	6,077.33	5,807.76
		(c)	Current tax liabilities (net)	1,646.60	1,392.58
		(d)	Liabilities directly associated with Assets held-for-sale	680.81	—
		(e)	Other current liabilities	6,344.86	6,401.84

				115,882.65	115,629.52

			TOTAL EQUITY & LIABILITIES	291,368.28	273,754.36

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on November 7, 2017 and approved by the Board of Directors at its meeting held on November 9, 2017.

2)	Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18 on Revenue and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Income from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Income from operations for quarter and six months ended September 30, 2017 are not comparable with the previous periods. Following additional information is being provided to facilitate such comparison:

							(₹ in crores)
		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
Particulars		2017	2017	2016	2017	2016	2017
(a)	Income from operations	70,155.96	59,818.22	64,636.84	129,974.18	130,802.73	274,492.12
(b)	Excise duty	—	(1,166.77)	(1,059.47)	(1,166.77)	(2,110.62)	(4,642.46)
(c)	Income from operations (net of excise duty) (a)-(b)	70,155.96	58,651.45	63,577.37	128,807.41	128,692.11	269,849.66

Excise duty for the quarter ended September 30, 2017 represents of reversal excise duty on closing inventories held as at June 30, 2017.

3)	During the quarter ended March 31, 2017, the Company reviewed the presentation of the foreign exchange gain/(loss) due to continued increase in hedging activity and volatility in foreign exchange rates. Accordingly, it was considered to present foreign exchange gain/(loss) relating to hedges with underlying hedged items. Foreign exchange gain/(loss) unrelated to hedging are presented separately in the Statement of Profit and Loss. Figures of quarter and six months ended September 30, 2016, have been regrouped accordingly. There is no impact upon the reported profit/(loss).

4)	During the quarter ended June 30, 2017, the Company entered into an agreement to sell 30.4% ownership interest in its subsidiary Tata Technologies Limited (“TTL”). Certain conditions precedent have to be completed and when consummated will result in a loss of control and TTL will become an “equity accounted investee”.

5)	The exceptional credit of ₹3,609.01 crores (GB£ 437.40 million) for the quarter ended June 30, 2017, relates to the amendment of the Defined Benefit scheme of Jaguar Land Rover Automotive Plc. On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit scheme members that the Defined Benefit Scheme rules were to be amended with effect from April 6, 2017 so that amongst other changes, retirement benefit will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, the past service credit has been recognized in quarter ended June 30, 2017.

6)	Subsequent to the quarter ended September 30, 2017,

(i)	Jaguar Land Rover Automotive Plc, an indirect subsidiary of the Company issued a 4.50% coupon US$ 500 million bond maturing in 2027. The net proceeds from the issue will be used for general corporate purposes, including support for ongoing growth and capital spending plan.

(ii)	TML Holdings Pte Singapore, a wholly owned subsidiary of the Company, has refinanced its existing syndicated loan facilities of US$ 850 million with a new syndicated loan facility of GB£ 640 million.

7)	The Statutory Auditors have carried out a limited review of the Consolidated financial results for the quarter and six months ended September 30, 2017.

Tata Motors Limited

Mumbai, November 9, 2017	Guenter Butschek CEO & Managing Director

News Release – 4	November 9, 2017

Auditors Report (Standalone)

B S R & Co. LLP Chartered Accountants 5th Floor, Lodha Excelus, Telephone +91 (22) 4345 5300 Apollo Mills Compound Fax +91 (22) 4345 5399 N. M. Joshi Marg, Mahalaxmi Mumbai—400 011 India Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 To the Board of Directors of Tata Motors Limited We have audited the quarterly standalone financial results (‘the Statement’) of Tata Motors Limited (‘the Company’), which includes two Joint Operations consolidated on a proportionate basis, for the quarter ended 30 September 2017 and the year to date results for the period 1 April 2017 to 30 September 2017, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as modified by Circular No. CIR/CFD/FAC/62/2016 dated 5 July 2016. These quarterly standalone financial results as well as the year to date standalone financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these standalone financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (‘Ind AS’) on “Interim Financial Reporting” (‘Ind AS 34’), prescribed, under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder; as applicable and other accounting principles generally accepted in India. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion. We did not audit the interim financial results of one joint operation included in the audited standalone financial results, whose interim financial results reflect total assets of Rs. 6,725.60 crores as at 30 September 2017, total revenues of Rs. 1,364.35 crores and Rs. 1,780.99 crores for the quarter and six months ended 30 September 2017 respectively, total profit after tax of Rs. 78.80 crores and Rs. 45.07 crores for the quarter and six months ended 30 September 2017 respectively and total comprehensive income of Rs. 78.41 crores and Rs. 44.28 crores for the quarter and six months ended 30 September 2017 respectively as considered in the audited standalone financial results. These financial results have been audited by other auditor whose report has been furnished to us by the management and our report on the quarterly standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of the other auditor. Our opinion is not modified in respect of the above matter relating to our reliance on the report of other auditor. B S R & Co (a partnership firm with Registered Office: Registration No. BA61223) converted into 5th Floor, Lodha Excelus B S R & Co. LLP (a Limited Liability, Partnership Apollo Mills Compound with LLP Registration No. AAB-8181) N. M. Joshi Marg, Mahalaxmi with effect from October 14, 2013 Mumbai—400 011. India

Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEB1 (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued) Tata Motors Limited In our opinion and to the best of our information and according to the explanations given to us, these quarterly standalone financial results as well as the year to date standalone financial results: are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEB1 (Listing Obligations and Disclosure Requirements) Regulations, 2015, and SEBI circular dated 5 July 2016 in this regard; and give a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the standalone net loss (financial performance including other comprehensive income) and other financial information for the quarter ended 30 September 2017 as well as the year to date standalone financial results for the period from 1 April 2017 to 30 September 2017. Other matters The standalone financial results for the quarter ended 30 June 2017 were audited by predecessor auditor and whose audit report dated 9 August 2017, which expressed an unmodified opinion, has been furnished to us and relied upon by us for the purpose of audit of the standalone financial results for the six months period ended 30 September 2017. The standalone financial results for the quarter and six months period ended 30 September 2016 and the year ended 31 March 2017 were audited by predecessor auditor who expressed an unmodified opinion vide their reports dated 14 November 2016 and 23 May 2017 respectively. Our opinion is not modified in respect of this matter. For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 Yezdi Nagporewalla Mumbai Partner 9 November 201 7 Membership No: 049265

News Release - 5	November 9, 2017

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS

ENDED SEPTEMBER 30, 2017

		Quarter ended			Six months ended		Year ended
Particulars		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2017	2017	2016	2017	2016	2017
I.	Income from operations (refer note 2)	13,400.08	10,375.32	11,365.86	23,775.40	22,800.77	49,100.41
II.	Other Income	141.88	639.93	146.02	781.81	770.57	978.84
III.	Total Income (I+II)	13,541.96	11,015.25	11,511.88	24,557.21	23,571.34	50,079.25
IV.	Expenses
	(a) Cost of materials consumed	8,651.02	6,050.71	6,560.47	14,701.73	13,344.32	27,654.40
	(b) Purchases of products for sale	994.60	851.40	967.23	1,846.00	1,906.06	3,945.97
	(c) Changes in inventories of finished goods, work-in-progress and products for sale	662.44	(481.90)	(105.23)	180.54	(941.39)	(251.43)
	(d) Excise duty (refer note 2)	(487.70)	1,280.98	1,083.69	793.28	2,228.88	4,736.41
	(e) Employee benefits expense	885.38	888.57	881.70	1,773.95	1,780.64	3,558.52
	(f) Finance costs	444.10	367.83	372.77	811.93	721.90	1,590.15
	(g) Foreign exchange (gain)/loss (net)	72.82	(7.95)	(120.15)	64.87	(41.33)	(252.45)
	(h) Depreciation and amortisation expense	750.63	674.78	718.57	1,425.41	1,430.81	2,969.39
	(i) Product development/engineering expenses	111.19	75.24	69.89	186.43	186.06	454.48
	(j) Other expenses	1,901.14	1,991.32	1,887.49	3,892.46	3,968.84	8,697.42
	(k) Amount capitalised	(177.77)	(208.88)	(245.29)	(386.65)	(492.06)	(941.55)
	Total expenses (IV)	13,807.85	11,482.10	12,071.14	25,289.95	24,092.73	52,161.31
V.	Profit/(loss) before exceptional items and tax (III-IV)	(265.89)	(466.85)	(559.26)	(732.74)	(521.39)	(2,082.06)
VI.	Exceptional Items
	(a) Provision for impairment of investment in a subsidiary	—	—	50.00	—	50.00	123.17
	(b) Employee separation cost	—	—	(0.34)	—	(0.34)	67.61
	(c) Others	—	—	—	—	—	147.93
VII.	Profit/(loss) before tax (V-VI)	(265.89)	(466.85)	(608.92)	(732.74)	(571.05)	(2,420.77)
VIII.	Tax expense/(credit) (net)
	(a) Current tax	9.97	6.65	11.33	16.62	13.10	44.52
	(b) Deferred tax	19.44	(6.45)	10.51	12.99	20.86	14.70
	Total tax expense	29.41	0.20	21.84	29.61	33.96	59.22
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)	(295.30)	(467.05)	(630.76)	(762.35)	(605.01)	(2,479.99)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit or loss	46.24	33.11	3.75	79.35	6.43	84.02
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss	0.35	(1.76)	6.84	(1.41)	6.29	(3.79)
	(B) (i) Items that will be reclassified to profit or loss - gains/(losses)	(8.58)	(19.32)	20.40	(27.90)	14.76	23.32
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss	2.97	6.68	(7.07)	9.65	(5.11)	(8.07)
	Total other comprehensive income/(loss)	40.98	18.71	23.92	59.69	22.37	95.48

								(₹ in crores)
		Quarter ended				Six months ended		Year ended
Particulars		September 30,		June 30,	September 30,	September 30,	September 30,	March 31,
		2017		2017	2016	2017	2016	2017
XI.	Total comprehensive income/(loss) for the period (IX+X)		(254.32)	(448.34)	(606.84)	(702.66)	(582.64)	(2,384.51)
XII.	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.18	679.22	679.18	679.22
XIII.	Reserves excluding revaluation reserve							20,129.93
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(0.87)	(1.38)	(1.86)	(2.24)	(1.78)	(7.30)
	(ii) Diluted EPS	₹	(0.87)	(1.38)	(1.86)	(2.24)	(1.78)	(7.30)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(0.87)	(1.38)	(1.86)	(2.24)	(1.78)	(7.30)
	(ii) Diluted EPS	₹	(0.87)	(1.38)	(1.86)	(2.24)	(1.78)	(7.30)

			Not annualised

Statement of Standalone Assets and Liabilities

		(₹ in crores)
	As at September 30,	As at March 31,
	2017	2017
	Audited
I. ASSETS
(1) Non-current assets
(a) Property, plant and equipment	17,979.35	17,364.77
(b) Capital work-in-progress	1,479.24	1,870.93
(c) Goodwill	99.09	99.09
(d) Other intangible assets	3,539.92	2,773.69
(e) Intangible assets under development	4,647.46	5,366.03
(f) Investments in subsidiaries, joint ventures and associates	14,690.48	14,778.87
(g) Financial assets
(i) Investments	603.95	528.37
(ii) Loans and advances	409.94	389.61
(iii) Other financial assets	185.67	196.32
(h) Non-current tax assets (net)	760.10	724.58
(i) Other non-current assets	1,520.66	1,856.28

	45,915.86	45,948.54

(2) Current assets
(a) Inventories	6,163.06	5,504.42
(b) Investments in subsidiaries (held for sale)	90.88	—
(c) Financial assets
(i) Investments	2,350.85	2,400.92
(ii) Trade receivables	2,702.27	2,128.00
(iii) Cash and cash equivalents	232.34	188.39
(iv) Bank balances other than (iii) above	53.79	97.67
(v) Loans and advances	171.15	231.35
(vi) Other financial assets	77.38	100.76
(d) Current tax assets (net)	0.46	129.49
(e) Other current assets	2,134.65	1,807.06

	13,976.83	12,588.06

TOTAL ASSETS	59,892.69	58,536.60

II. EQUITY AND LIABILITIES
Equity
(a) Equity share capital	679.22	679.22
(b) Other equity	19,427.27	20,129.93

	20,106.49	20,809.15

Liabilities
(1) Non-current liabilities
(a) Financial liabilities
(i) Borrowings	14,871.59	13,686.09
(ii) Other financial liabilities	681.87	1,123.66
(b) Provisions	864.04	850.71
(c) Deferred tax liabilities (net)	102.14	97.95
(d) Other non-current liabilities	368.01	321.24

	16,887.65	16,079.65

(2) Current liabilities
(a) Financial liabilities
(i) Borrowings	5,997.88	5,375.52
(ii) Trade payables	7,890.19	7,015.21
(iii) Acceptances	4,261.73	4,379.29
(iv) Other financial liabilities	2,720.43	2,465.14
(b) Provisions	490.91	467.98
(c) Current tax liabilities (net)	29.27	80.64
(d) Other current liabilities	1,508.14	1,864.02

	22,898.55	21,647.80

TOTAL EQUITY AND LIABILITIES	59,892.69	58,536.60

Notes:

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on November 7, 2017 and approved by the Board of Directors at its meeting held on November 9, 2017.
2)	Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18 on Revenue and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Income from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Income from operations for quarter and six months ended September 30, 2017 are not comparable with the previous periods. Following additional information is being provided to facilitate such comparison:

							(₹ in crores)
		Quarter ended			Six months ended		Year ended
Particulars		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2017	2017	2016	2017	2016	2017
1	Income from operations	13,400.08	10,375.32	11,365.86	23,775.40	22,800.77	49,100.41
2	Excise duty	—	(1,168.14)	(1,054.75)	(1,168.14)	(2,096.90)	(4,622.99)
3	Income from operations (net of excise duty) (1-2)	13,400.08	9,207.18	10,311.11	22,607.26	20,703.87	44,477.42

Excise duty for the quarter ended September 30, 2017 represents reversal of excise duty on closing inventories held as at June 30, 2017.

3)	Other income for the quarter and six months ended September 30, 2017, includes dividend from subsidiaries of ₹28.88 crores and ₹586.23 crores (₹58.57 crores and ₹626.81 crores for the quarter and six months ended September 30, 2016), respectively.
4)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Ind AS 108 on Operating Segments Reporting are considered to constitute one reporting segment.
5)	The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

							(₹ in crores)
		Quarter ended			Six months ended		Year ended
Particulars		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2017	2017	2016	2017	2016	2017
1	Income from operations	12,885.99	10,125.08	11,194.47	23,011.07	22,461.20	48,319.90
2	Profit/(loss) before tax	(285.39)	(506.91)	(634.04)	(792.30)	(616.96)	(2,619.28)
3	Profit/(loss) after tax	(289.53)	(514.27)	(632.05)	(803.80)	(616.78)	(2,597.62)

6)	The listed Non-Convertible Debentures of Tata Motors Limited on standalone basis aggregating to ₹700 crores as at September 30, 2017 are secured by way of charge on certain assets and properties of the Company; both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.
7)	Pursuant to Non-Convertible Debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

			Six months ended		Year ended
Particulars			September 30,	September 30,	March 31,
			2017	2016	2017
Debt service coverage ratio (no. of times) [refer note (a)]			(0.34)	(0.11)	(0.59)
Interest service coverage ratio (no. of times) [refer note (b)]			(0.50)	(0.30)	(1.71)
Debt Equity ratio [refer note (c)]			1.03	0.92	0.90
Net Worth [refer note (d)]		(₹ in crores)	19,810.68	22,455.06	20,533.57
Capital Redemption Reserve		(₹ in crores)	2.28	2.28	2.28
Debenture Redemption Reserve		(₹ in crores)	1,085.94	1,042.15	1,085.94
Earnings per share (EPS)
A.	Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹	(2.37)	(1.82)	(7.65)
(b)	Diluted EPS	₹	(2.37)	(1.82)	(7.65)
B.	‘A’ Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹	(2.37)	(1.82)	(7.65)
(b)	Diluted EPS	₹	(2.37)	(1.82)	(7.65)

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)

(b)	Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans.

For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity

(d)	Net Worth = Equity share capital + Other equity

8)	During the quarter ended March 31, 2017, the Company reviewed the presentation of the foreign exchange gain/loss and considered to present gain/loss relating to hedges with underlying hedged items. Foreign exchange gain/loss unrelated to hedging are presented separately in the Statement of Profit and Loss. Figures for the previous periods have been regrouped accordingly.
9)	During the quarter ended June 30, 2017, the Company entered into an agreement to sell 28.6% ownership interest in its subsidiary Tata Technologies Limited (“TTL”). Accordingly, the investment value of 28.6% shareholding in TTL of ₹ 90.88 crores, has been classified as held for sale, as certain conditions precedent have to be completed and no profit has been accounted during the six months ended September 30, 2017.
10)	The Board of Directors have approved a scheme of arrangement for merger of TML Drivelines Ltd (a wholly owned subsidiary) with the Company, effective April 1, 2017. Petitions of the scheme of arrangement for merger have been admitted by the National Company Law Tribunal. Pending the required approvals, the effect of the scheme has not been given in the financial results.
11)	The Statutory Auditors have carried out an audit of the above results for the quarter and six months ended September 30, 2017 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek

CEO and Managing Director

Mumbai, November 9, 2017

For further press queries please contact Mr. Suresh Rangarajan at +00 91 22 66657289 or email at: suresh.rangarajan@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.